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                                                                                                      EXHIBIT 12.1



                                        THE CHARLES SCHWAB CORPORATION

                               Computation of Ratio of Earnings to Fixed Charges
                                   (Dollar amounts in thousands, unaudited)
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                                                                    Three Months                 Six Months
                                                                       Ended                        Ended
                                                                      June 30,                     June 30,
                                                                1996           1995           1996          1995
                                                                ----           ----           ----          ----

Earnings before taxes on income                               $118,699       $ 73,287       $198,369      $136,668
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Fixed charges
   Interest expense - customer                                  86,815         78,810        173,206       150,716
   Interest expense - other                                     14,337          8,856         26,955        16,153
   Interest portion of rental expense                            5,834          5,735         11,261        10,408
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   Total fixed charges (a)                                     106,986         93,401        211,422       177,277
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Earnings before taxes on income and fixed charges (b)         $225,685       $166,688       $409,791      $313,945
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Ratio of earnings to fixed charges (b) divided by (a) (1)          2.1            1.8            1.9           1.8
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Ratio of earnings to fixed charges as adjusted (2)                 6.9            6.0            6.2           6.1
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(1)  The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.  For such purposes, "earnings" consist of earnings before taxes on income and fixed charges.  "Fixed charges" consist of interest expense incurred on payables to customers, long-term debt (including current maturities) and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)  Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.

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